Filed pursuant to Rule 253(g)(2)

File No. 024-11953

This Supplement No. 8, dated July 6, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated March 28, 2023, of Landa App, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain information for the following Series (the “Updated Series”):

●	Landa App LLC – 1007 Leeward Way Jonesboro GA LLC

LANDA APP LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

Refinance Note and Title Transfer

On June 29, 2023, the Updated Series listed below entered into a Refinance Note with FTF Lending, LLC, the terms of which are listed in the table below. The Refinance Note is secured by the Property underlying the respective Updated Series and any other assets of the Updated Series, and bears interest at a fixed rate of 11.00% per annum. The Manager expects to cover a portion of the interest rate on behalf of the Updated Series, without reimbursement. As of the date of this supplement, the Manager expects that, as a result, the effective interest rate payable by the Updated Series will be 4.5% per annum.

Series	Principal Amount	Maturity Date
Landa Series 1007 Leeward Way	$142,000	07/01/2024

The foregoing is a summary of the terms of the Refinance Note and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Refinance Note, a copy of which is filed as Exhibit 6.1 to our Form 1-U, filed on July 6, 2023, which can be found here.

Additionally, on June 29, 2023, Landa Properties LLC ("Landa Properties”) transferred title (the “Transfer’) of the following property (“Property”) to the Updated Series set forth in the table below. In connection with the Transfer, Landa Properties also assigned the applicable lease agreement for the Property to the Updated Series.

Series	Property
Landa App LLC – 1007 Leeward Way Jonesboro GA LLC	1007 Leeward Lane, Jonesboro, Georgia, 30238

Lastly, the Company notes that the loans with L Finance LLC described as “Additional Borrowings” in its Supplement No. 3 dated May 3, 2023 to the Offering Circular, which can be found here, are more appropriately categorized as “Refinance Notes”. Thus, the Company hereby amends Supplement No. 3 to describe such loans as “Refinance Notes” on behalf of each respective Series.